

January 12, 2011

By U.S. Mail and Facsimile to: (810) 766-6938

Lisa T. McNeely
Chief Financial Officer
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, MI 48502

> **Re: Citizens Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-33063**

Dear Ms. McNeely:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief